UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39968

TELUS International (Cda) Inc.

(Registrant’s name)

Floor 7, 510 West Georgia Street

Vancouver, BC V6B 0M3

Tel.: (604) 695-3455

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The Third Amended and Restated Credit Agreement, dated as of December 20, 2022, among TELUS International (Cda) Inc., as borrower, The Bank of Nova Scotia and other financial institutions party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent, is attached as exhibit to this Report of Foreign Private Issuer on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference in TELUS International (Cda) Inc.’s registration statements on Form F-3 (File No. 333-264066) and Form S-8 (File No. 333-252685) (together, the “Registration Statements”) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DESCRIPTION OF THIRD AMENDED AND RESTATED CREDIT AGREEMENT

General

We entered into a senior secured credit agreement, which includes two revolving credit facilities and two non-revolving term credit facilities, originally dated as of May 31, 2016, amended and restated on January 28, 2020, as further amended and restated on December 22, 2020, and as further amended and restated on December 20, 2022 with The Bank of Nova Scotia, as administrative agent and certain other financial institutions and TELUS Corporation (“TELUS”), serving as lenders. The credit agreement provides for (i) a revolving term credit facility in the aggregate amount of US$275 million (the "RT 1 Credit Facility"), (ii) a revolving term credit facility in the aggregate amount of US$525 million (the "RT 2 Credit Facility"), (iii) a non-revolving term credit facility in the aggregate amount of US$600 million (the "NRT 1 Credit Facility"), and (iv) a non-revolving term credit facility in the aggregate amount of US$600 million (the "NRT 2 Credit Facility") each maturing on January 3, 2028.

In addition, the revolving credit facilities each include a sub-facility for standby letters of credit with an aggregate cap of US$50 million or the equivalent in Canadian dollars. The facilities generally bear interest at various floating rates, with a credit spread that varies by reference to the ratio of total net debt to EBITDA for the applicable fiscal quarter. The RT 2 Credit Facility, the NRT 1 Credit Facility and the NRT 2 Credit Facility are subject to an accordion feature allowing us to increase one or more of these facilities by up to an aggregate amount of US$500 million, subject to certain customary conditions and increases in interest rates and standby fees. The obligations thereunder are guaranteed by certain of our wholly-owned subsidiaries and secured by a first priority interest in all of our assets and equity interests in our subsidiaries.

TELUS, our parent company and controlling shareholder, is a lender under the credit agreement, with a lending responsibility up to 7.2% of the amounts available to us under our facilities (at an aggregate level based on the total size of the credit facilities) as of the date of this report.

Covenants and Events of Default

The credit agreement imposes certain customary restrictions on our activities, including, but not limited to, and subject to certain customary exceptions, our ability to incur indebtedness (including guarantee obligations), incur liens, engage in certain fundamental changes, amend, modify or terminate the master services agreement and shared services agreements we have entered into with TELUS, the limited liability company agreement of WLTR Holdings, LLC which TELUS International Holdings (U.S.A.) Corp. will enter into with the other equity interest holders of WLTR Holdings, LLC, and the shareholders’ agreement we have entered into with TELUS and Riel B.V., make acquisitions or investments, and sell assets.

The credit agreement also requires us to maintain a total net debt to EBITDA ratio of 4.25 to 1 for each fiscal quarter from and including the fiscal quarter ending December 31, 2022, to and including the fiscal quarter ending December 31, 2023, with a step down to 3.75 to 1 for each fiscal quarter thereafter until and including the fiscal quarter ending December 31, 2024, and a further step down to 3.25 to 1 for each fiscal quarter thereafter. If we make permitted acquisitions with an aggregate cash consideration above $250 million in any twelve-month period, we may request that the maximum permitted total net debt to EBITDA ratio be increased by 0.50 to 1 for the fiscal quarter in which such threshold was exceeded and for each of the eight following fiscal quarters, returning, thereafter, to the unadjusted total net debt to EBITDA ratio for the relevant period. We are also required to maintain a consolidated debt service coverage ratio financial covenant of at least 1.5 to 1.00 in every fiscal quarter.

The credit agreement provides for customary events of default, including, without limitation: (a) cross-default and cross-acceleration to indebtedness and judgments of over US$25.0 million or the equivalent in Canadian dollars, (b) TELUS ceasing to have the power to, directly or indirectly, (i) vote shares that represent more than 50% our voting shares, (ii) direct our management, business or policies and (iii) elect or appoint a majority of our directors, and (b) termination of the master services agreement and the shared services agreements we have entered into with TELUS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: December 23, 2022	By:	/s/ Michel Belec
	Name:	Michel Belec
	Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	The Third Amended and Restated Credit Agreement, dated as of December 20, 2022, among TELUS International (Cda) Inc., as borrower, The Bank of Nova Scotia and other financial institutions party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent.